Exhibit 99.1

Studio City Finance Limited Announces Tender Offer for

Up to US$75 Million of Its 6.000% Senior Notes due 2025

MACAU, Nov. 09, 2023 (GLOBE NEWSWIRE) — Studio City Finance Limited (“Studio City Finance”) today announces that it has initiated a cash tender offer for up to an aggregate principal amount of US$75 million (the “Maximum Tender Amount”) of its outstanding 6.000% senior notes due 2025 (ISIN: US86389QAE26 and USG85381AE48) (the “Notes” and such tender offer, the “Tender Offer”).

The Tender Offer is being made upon and is subject to the terms and conditions set out in the Offer to Purchase, dated November 9, 2023 (the “Offer to Purchase”). The Tender Offer will expire at 5:00 p.m., New York City time, on December 8, 2023, unless extended or terminated by Studio City Finance (the “Expiration Time”). Tenders of the Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on November 22, 2023 (the “Withdrawal Deadline”), but may not be withdrawn thereafter except in certain limited circumstances where additional withdrawal rights are required by law.

The consideration for each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) on or prior to 5:00 p.m., New York City time, on November 22, 2023 (the “Early Tender Date”), and accepted for purchase will be US$975, which includes an early tender premium. The consideration for each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) after the Early Tender Date and on or prior to the Expiration Time and accepted for purchase will be US$945. Notes will be accepted only in minimum denominations of US$ 200,000 and integral multiples of US$1,000 in excess thereof. The Notes may be subject to proration if the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) would cause the Maximum Tender Amount to be exceeded.

The settlement for Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Date and accepted for purchase is expected to occur on November 28, 2023 (the “Early Payment Date”) (or the Final Payment Date (defined below) if Studio City Finance elects not to have an Early Payment Date). The settlement for Notes validly tendered (and not validly withdrawn) following the Early Tender Date but on or prior to the Expiration Time and accepted for purchase is expected to be December 12, 2023 (the “Final Payment Date”). If the Tender Offer is fully subscribed as of the Early Tender Date, holders who validly tender Notes following the Early Tender Date will not have any of their Notes accepted for payment unless Studio City Finance increases the Maximum Tender Amount.

Studio City Finance has reserved the right to extend, amend or terminate the Tender Offer at any time in its sole discretion, including by increasing or decreasing the Maximum Tender Amount. Studio City Finance is not required to extend the Withdrawal Deadline in connection with any such increase or decrease.

The Tender Offer is being made solely pursuant to the Offer to Purchase, which sets forth the complete terms of the Tender Offer. Copies of the Offer to Purchase are available from the Tender and Information Agent, Kroll Issuer Services Limited, at the following website: https://deals.is.kroll.com/studiocity. Studio City Finance has engaged Deutsche Bank AG, Singapore Branch to act as the sole dealer manager for the Tender Offer. Questions regarding the terms of the Tender Offer should be directed to Deutsche Bank AG, Singapore Branch at One Raffles Quay, #17-00 South Tower, Singapore 048583, Attention: Global Risk Syndicate (Tel: +65 6423-4229), with a copy to Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, Attention: Liability Management Group (Tel: +44 207-545-8011) and Deutsche Bank Securities Inc. at 1 Columbus Circle, New York, New York 10019, United States of America, Attention: Liability Management Group (Tel: +1 855-287-1922 / +1 212-250-7527). Studio City Finance has appointed Kroll Issuer Services Limited to serve as the tender and information agent for the Tender Offer. Questions regarding the procedures for participating in the Tender Offer or requests for additional copies of the Offer to Purchase should be directed to Kroll Issuer Services Limited, Attention: Mu-yen Lo and Kevin Wong (Tel: +852 2281-0114, Email: studiocity@is.kroll.com).

This press release is not an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made solely by the Offer to Purchase. None of Studio City Finance, its board of directors, the trustee, the dealer manager, the tender and information agent or any of their respective affiliates make any recommendations as to whether or not holders should tender their Notes pursuant to the Tender Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of the Notes to tender.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This press release contains forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding Studio City Finance’s plans and expected timing with respect to the Tender Offer. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Studio City International Holdings Limited’s filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Studio City Finance undertakes no duty to update such information, except as required under applicable law.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com